Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business/Financial Editors:

    Compton Petroleum announces second quarter results

    CALGARY, Aug. 14 /CNW/ - Compton Petroleum Corporation ("Compton" or the
"Company") is pleased to announce its financial and operating results for the quarter ended June 30, 2006.

    <<
    HIGHLIGHTS

    -   Production of 32,645 boe/d, a 13% increase from second quarter 2005.
    -   Drilling success in all areas - drilled 58 wells with a 96% success rate.
    -   EUB down-spacing decision increases Belly River and Edmonton drilling inventory.
    -   Revenue of $133 million, a 9% increase from second quarter 2005.
    -   Cash flow from operations of $67 million, a 9% increase from second quarter 2005.
    -   Net earnings of $69 million, a 212% increase from the second quarter of 2005.

    Financial Summary

    -------------------------------------------------------------------------
                            Three Months Ended           Six Months Ended
    ($000s, except                June 30                     June 30
    per share amounts)   2006      2005   Change     2006      2005   Change
    -------------------------------------------------------------------------
    Gross revenue      $133,224  $121,748     9%   $280,868  $228,337    23%
    Cash flow from
     operations (1)    $ 67,326  $ 62,006     9%   $140,922  $114,283    23%
    Per share
     - basic (1)       $   0.53  $   0.49     8%   $   1.11  $   0.92    21%
     - diluted (1)     $   0.50  $   0.47     6%   $   1.05  $   0.88    19%
    Operating
     earnings (1)      $ 17,947  $ 18,923    -5%   $ 40,191  $ 34,277    17%
    Net earnings       $ 68,744  $ 22,034   212%   $106,746  $ 32,093   233%
    Per share
     - basic           $   0.54  $   0.17   218%   $   0.84  $   0.26   223%
     - diluted         $   0.51  $   0.17   200%   $   0.80  $   0.25   220%
    Capital
     expenditures      $ 96,039  $ 90,724     6%   $289,468  $187,103    55%
    -------------------------------------------------------------------------

    (1)  See advisory statements following Management's Discussion and
         Analysis.

    OPERATING SUMMARY
    -------------------------------------------------------------------------
                            Three Months Ended           Six Months Ended
                                  June 30                     June 30
                         2006      2005   Change     2006      2005   Change
    -------------------------------------------------------------------------
    Average daily
     production
      Natural gas
       (mmcf/d)             137       130     5%        139       130     7%
      Liquids (bbls/d)    9,821     7,249    35%     10,118     7,170    41%
    -------------------------------------------------------------------------
      Total (boe/d)      32,645    28,877    13%     33,333    28,796    16%

    Realized prices
      Natural gas
       ($/mcf)         $   5.92  $   7.28   -19%   $   6.79  $   6.94    -2%
      Liquids ($/bbl)     66.54     54.20    23%      59.93     50.28    19%
    -------------------------------------------------------------------------
      Total ($/boe)    $  44.85  $  46.33    -3%   $  46.55  $  43.81     6%

    Field netback
     ($/boe)           $  26.04  $  28.70    -9%   $  27.61  $  26.52     4%
    -------------------------------------------------------------------------
    >>

    OPERATIONS REVIEW

    Activities during the second quarter slowed significantly from that of the first quarter of 2006 due to annual spring break-up and a wet June that affected all areas of field operations. We drilled 58 (46 net) wells during the quarter compared to the 121 (99 net) wells drilled in the first quarter.
We achieved a 96% drilling success rate during the quarter and with 50% of our planned 360 to 380 annual drilling program completed by the end of June, we are on track to complete the full program by year end. During the quarter, we remained focused on our objective of building asset value through the development of our unconventional natural gas resource plays and our conventional crude oil play.
    Production for the quarter averaged 32,645 boe per day, an increase of
13% over the comparable period in 2005 but less than average production of
34,029 boe per day in the first quarter. The quarter over quarter decrease resulted from expected high initial declines on new production placed on stream in late 2005 and early 2006 combined with the weather related delays in new well tie-ins during the quarter. Production is projected to ramp up during the second half of the year.
    Compton was selected for the Work Safe Alberta 2005 Best Safety Performer
Award in recognition of exceptional performance in workplace health and safety. Health and safety is fundamental to our corporate values and we are committed to carrying out our operations in a safe and responsible manner.

    Drilling Summary

    Of the 58 (46 net) wells drilled during the quarter, 40 (30 net) were classified as development wells and 18 (16 net) as exploratory wells. The following table summarizes our drilling results in the first half of the year.

    <<
    -------------------------------------------------------------------------
    First Half 2006 Drill Summary   Gas    Oil   D&A   Total    Net  Success
    -------------------------------------------------------------------------
    Southern Alberta                 79      1     2      82     75      97%
    Central Alberta                  36      4     4      44     30      91%
    Peace River Arch                  7     28     6      41     28      85%
    -------------------------------------------------------------------------
                                    122     33    12     167    133      93%
    Standing, cased wells                                 12     11
    -------------------------------------------------------------------------
    Total                                                179    144
    -------------------------------------------------------------------------
    >>

    Southern Alberta
    ----------------
    Southern Alberta remains the primary focus of our activities. Compton holds in excess of 1,000 sections of land in the South, which are prospective for multiple zones including Basal Quartz at Hooker, thrusted Belly River at
Callum, Wabamun/Crossfield, the Plains Belly River, and Edmonton/CBM.
    During the second quarter of 2006, we drilled 36 (33 net) wells with a
97% success rate in Southern Alberta.

    Regulatory Issues

    On July 7, 2006, the EUB released Bulletin 2006-24, which formally announced long-awaited changes to well spacing in the south-eastern quadrant of Alberta, east of the fifth meridian and south of township 53. This new spacing standard allows operators to drill four wells per pool per section, in formations above the Mannville which includes Compton's Plains Belly River and
Edmonton Horseshoe Canyon CBM. Previously, we were only permitted to drill one well per pool per section without additional downspacing applications. Reduced spacing is critical in the development of our unconventional reservoirs that require greater well density. This Bulletin eliminates the onerous and time-consuming application process for reduced spacing over the majority of our Southern Alberta shallow gas land base. To date, Compton has drilled 470
Belly River wells, the majority on single section spacing. With a land base of over 1,000 sections, these new regulations allow for a significant increase in drilling inventory.
    The EUB also released a draft initiative for comment relating to commingling of gas production from sands, silts, shales, and coals in the
Edmonton and Belly River groups. Currently, commingling production from these zones requires a lengthy application process. We expect this initiative to be in place before year end and will facilitate the efficient co-development of our Plains Belly River and Edmonton Horseshoe Canyon plays.

    Plains Belly River and Edmonton Horseshoe Canyon CBM

    During the second quarter, we drilled 27 Belly River wells in the Gladys and Brant areas, with all wells encountering multiple pay sections and uphole
Edmonton sands and Horseshoe Canyon Coals. Locations were selected using
Compton's seismic and geological models, which have been critical to identifying the best producible zones.
    In anticipation of the EUB reduced well spacing decision, the drilling density on five test sections in the Brant area was increased from two wells per section to four wells per section during the second quarter. These ten wells drilled in the second quarter have since been completed with results equaling or exceeding that of the first wells in the sections. This confirms the Plains Belly River resource potential will support at least four wells per section in the area. Following-up on the Brant results, we have recently licensed four wells per section on five sections in the Gladys area. Our plans in the area include continued reduced spacing on key Belly River targets in southern Alberta to take advantage of existing gathering facilities and compression in the area.
    As previously announced, we revised Compton's 2006 capital program to defer drilling 70 Belly River wells until 2007. Although the drilling of some wells has been temporarily postponed, we have continued to actively pursue licenses and facilities required for our 2007 drilling program. We also anticipate completing three 3D seismic programs by the third quarter of 2006 to assist in the identification of over 500 downspace locations in the Belly
River play.
    We have a large untapped resource in the coals, sands, silts, and shales of the Edmonton Horseshoe Canyon zone, immediately overlying the Plains Belly
River. This 400 meter gas charged section is present throughout Southern
Alberta. Currently, Netherland, Sewell Associates, Inc., our independent reserve evaluators, have verified 3 Tcf of gas-in-place, attributable only to the Horseshoe Canyon coals on our southern Alberta acreage. The expected EUB decision on commingling production from the Edmonton and Belly River Groups in the area, will greatly assist in the efficient development of the Edmonton zone in conjunction with our Belly River play.
    To receive recognition of this resource, once the commingling initiative is approved, we have planned an extensive Edmonton Horseshoe Canyon CBM recompletion program on 70 identified existing Belly River wells. In addition, we plan to drill approximately 50 Edmonton Horseshoe Canyon CBM wells prior to year end. This plan includes 23 wells at Ghost Pine where we have been producing gas from the coals from three test wells since mid-2005. The new drills are planned for the third quarter of 2006 and are expected to be on-stream, together with nine standing cased CBM wells, by November 1, 2006.
    At Long Coulee in southern Alberta, we currently have 18 Belly River gas wells on production at restricted rates due to insufficient compression. We also have an additional 19 Belly River wells at Long Coulee that are in the process of being tied in. All 37 of these wells, drilled on single section spacing, are expected to be on unrestricted production by December 1, 2006 with the completion of a 12 mile sales pipeline and additional compression.

    Callum Thrusted Belly River

    Operations continued on several fronts of our thrusted Belly River Play at Callum during the second quarter of 2006. We recently spudded our second exploratory well of the year at Callum and have licensed a third well.
    A license application for one further exploratory pad is now before the
EUB. Compton is conducting environmental studies on four additional pads prior to submitting the required license applications. We are working with all stakeholders in the area to proceed in an environmentally responsible manner and we remain committed to minimizing the impact of our activities. Compton continues to be optimistic regarding this unique exploration play.

    Hooker Basal Quartz

    In the second quarter of 2006, seven wells were drilled targeting the lower Cretaceous Basal Quartz resource play at Hooker. Six wells were successful. Since pool boundaries for Hooker have not yet been defined, drilling has continued to expand the areal extent of this play. We are on track to drill all wells budgeted in 2006.

    Central Alberta
    ---------------

    Central Alberta provides Compton with excellent exploration and development drilling opportunities using analogous techniques gained through our experience with unconventional gas development in Southern Alberta.
Compton has an average 55% working interest in 541,643 (297,475 net) acres of land. In the second quarter of 2006, we drilled 10 (7 net) wells with a 100%
success rate.

    Niton

    We drilled seven wells at Niton during the second quarter. All wells were successful, encountering multiple pay zones. With over 180 sections of land on trend, this tight-gas play continues to be a focus of Compton as results exceed our expectations. We now plan to drill a total of 39 wells in the area, an increase of 7 wells over the number initially planned for 2006.

    Peace River Arch
    ----------------

    The Peace River Arch area, located north of Grande Prairie, is the focal point of our successful conventional oil play. Compton averages a 61% working interest in 199,040 (121,634 net) acres of land in the area. We drilled 12 (7 net) wells in the Arch with an 83% success rate during the second quarter of
2006.

    Worsley

    Our horizontal drilling program at Worsley has produced very positive results thus far. We drilled six Charlie Lake oil wells during the second quarter of 2006, including two horizontals as a follow up to our successful first quarter horizontal well. As a result of ongoing successful horizontal drilling, we have replaced approximately 45 previously planned vertical wells with 12 horizontals. This will result in significant cost savings as one horizontal well is expected to replace three vertical wells at a cost reduction of $1.2 million.

    MANAGEMENT'S DISCUSSION AND ANALYSIS
    -------------------------------------------------------------------------
    Management's Discussion and Analysis ("MD&A") is intended to provide both an historical and prospective view of our activities. The MD&A was prepared as at August 3, 2006 and should be read in conjunction with the interim unaudited consolidated financial statements for the six months ended June 30, 2006 and the audited consolidated financial statements for the year ended December 31,
2005, available in printed form on request and posted on Compton's website.
    Additional advisories with respect to forward looking statements, the use of non-GAAP Financial Measures, and the use of BOE volumetric measures are set out at the end of this MD&A.

    <<
    EXECUTIVE SUMMARY

    -   Quarterly production averaged 32,645 boe/d, a 13% increase from Q2 -
        2005.
    -   Net earnings were $69 million, an increase of 212% from the second quarter of 2005.
    -   Cash flow from operations was $67 million, a 9% increase over Q2 -
        2005.

    RESULTS OF OPERATIONS

    Cash Flow from Operations, Operating Earnings, and Net Earnings
    -------------------------------------------------------------------------
                            Three Months Ended           Six Months Ended
    ($000s, except                June 30                     June 30
    per share amounts)   2006      2005   Change     2006      2005   Change
    -------------------------------------------------------------------------
    Cash flow from
     operations (1)    $ 67,326  $ 62,006     9%   $140,922  $114,283    23%
    Per share
     - basic           $   0.53  $   0.49     8%   $   1.11  $   0.92    21%
     - diluted         $   0.50  $   0.47     6%   $   1.05  $   0.88    19%

    Operating earnings $ 17,947  $ 18,923    -5%   $ 40,191  $ 34,277    17%

    Net earnings       $ 68,744  $ 22,034   212%   $106,746  $ 32,093   233%
    Per share
     - basic           $   0.54  $   0.17   218%   $   0.84  $   0.26   223%
     - diluted         $   0.51  $   0.17   200%   $   0.80  $   0.25   220%
    -------------------------------------------------------------------------

    (1)  Cash flow from operations represents net income before depletion and depreciation, future income taxes, and other non-cash expenses.
    >>

    Cash flow from operations for the first three and six months of 2006 increased 9% and 23% respectively over comparable periods in 2005. Cash flow benefited from increased production and revenue, negating the impact of higher operating costs. Cash flow decreased 8% from the first quarter of 2006 primarily due to lower realized natural gas prices and decreased production volumes in the current quarter. The decrease in production resulted from expected high initial decline rates on new production and weather related delays in placing new drill wells on-stream.
    Net earnings for the three and six months ended June 30, 2006 increased from comparative periods in 2005 and were impacted by unrealized foreign exchange gains, unrealized risk management activities and the effect of future income tax recoveries resulting from reductions in statutory corporate income tax rates. The impact of these items is summarized in the schedule of
Operating Earnings presented below.

    OPERATING EARNINGS

    Operating earnings is a non-GAAP measure that adjusts net earnings by non-operating items that we believe reduces the comparability of our underlying financial performance between periods. The following reconciliation of operating earnings has been prepared to provide investors with information that is more comparable between periods.

    <<
    Summary of Operating Earnings
    -------------------------------------------------------------------------
                                    Three Months Ended     Six Months Ended
    ($000s, except                         June 30               June 30
    per share amounts)                2006       2005       2006       2005
    -------------------------------------------------------------------------
    Net earnings, as reported      $ 68,744   $ 22,034   $106,746   $ 32,093
    Non-operational items,
     after tax
      Unrealized foreign exchange
       (gain) loss                  (19,573)     2,143    (19,275)     2,947
      Unrealized risk management
       loss (gain)                    1,921     (6,105)    (9,120)      (460)
      Stock-based compensation        1,513        851      3,071      1,605
      Effect of tax rate changes
       on future income tax
       liabilities                  (34,658)         -    (41,231)    (1,908)
    -------------------------------------------------------------------------
    Operating earnings             $ 17,947   $ 18,923   $ 40,191   $ 34,277
    Per share - basic              $   0.14   $   0.15   $   0.32   $   0.28
              - diluted            $   0.13   $   0.14   $   0.30   $   0.26
    -------------------------------------------------------------------------

    REVENUE
    -------------------------------------------------------------------------
                            Three Months Ended           Six Months Ended
                                  June 30                     June 30
                         2006      2005   Change     2006      2005   Change
    -------------------------------------------------------------------------
    Average production
      Natural gas
       (mmcf/d)             137       130     5%        139       130     7%
      Liquids
       (light oil & ngls)
       (bbls/d)           9,821     7,249    35%     10,118     7,170    41%
    -------------------------------------------------------------------------
      Total (boe/d)      32,645    28,877    13%     33,333    28,796    16%

    Benchmark prices
      NYMEX
       (U.S.$/mmbtu)   $   6.82  $   6.80     0%   $   7.95  $   6.57    21%
      AECO ($/GJ)
        Monthly index  $   5.95  $   6.99   -15%   $   7.37  $   6.67    10%
        Daily index    $   5.70  $   6.97   -18%   $   6.43  $   6.74    -5%
      WTI (U.S.$/bbl)  $  70.70  $  53.17    33%   $  67.09  $  51.51    30%
      Edmonton Par
       ($/bbl)         $  78.55  $  65.90    19%   $  73.75  $  63.70    16%

    Realized prices
      Natural gas
       ($/mcf)         $   5.92  $   7.28   -19%   $   6.79  $   6.94    -2%
      Liquids ($/bbl)     66.54     54.20    23%      59.93     50.28    19%
    -------------------------------------------------------------------------
      Total ($/boe)    $  44.85  $  46.33    -3%   $  46.55  $  43.81     6%

    Revenue ($000s)
      Natural gas      $ 73,758  $ 85,998   -14%   $171,122  $163,088     5%
      Crude oil and
       ngls              59,466    35,750    66%    109,746    65,249    68%
    -------------------------------------------------------------------------
      Total            $133,224  $121,748     9%   $280,868  $228,337    23%
    -------------------------------------------------------------------------
    >>

    Production for the three and six months ended June 30, 2006 increased from the comparative periods largely as a result of increased liquids production from our ongoing conventional crude oil exploration and development programs. Production in the current quarter decreased 4% from the prior quarter due to characteristically high declines from new wells brought on line in the fourth quarter of 2005 and first quarter of 2006. Tie in activities were temporarily delayed in the second quarter due to annual spring break up;
however, 55 wells were tied in during the quarter and approximately 10 crews are currently working to bring new wells on line.
    Total revenue for the second quarter of 2006 increased from the comparative period in 2005 due to a combination of production gains and higher liquids prices, despite lower gas prices. Revenue for the six months ended
June 30, 2006 increased due to similar factors. Revenue declined 10% from the first quarter of 2006 due to a combination of a 4% decrease in production and
23% drop in realized gas prices which more than offset the increase in realized liquids prices of 24%.
    Approximately 9% of Compton's natural gas production remains committed to aggregator contracts, which received a price during the current quarter that was, on average, $1.00/mcf less than prices received on non-aggregator volumes.

    <<
    ROYALTIES
    -------------------------------------------------------------------------
                                    Three Months Ended     Six Months Ended
                                           June 30               June 30
                                      2006       2005       2006       2005
    -------------------------------------------------------------------------
    Royalties ($000s)              $ 31,465   $ 27,673   $ 66,031   $ 53,477
    Percentage of revenues            23.6%      22.7%      23.5%      23.4%
    -------------------------------------------------------------------------
    >>

    The Alberta royalty structure is based upon commodity prices and well productivity, with higher prices and well productivity attracting higher royalty rates. Our royalty rate in the current quarter rose slightly from the comparative period in 2005 as a result of increased production volumes and higher realized liquids prices, somewhat offset by lower gas prices. The royalty rate for the six months ended June 30, 2006 is consistent with the comparative period as lower royalty rates associated with oil production lessened the impact of higher crude oil production and prices experienced in the first half of 2006.

    The average royalty rate in the second quarter of 2006 was consistent with the rate incurred in the preceding quarter.

    <<
    OPERATING EXPENSES
    -------------------------------------------------------------------------
                                    Three Months Ended     Six Months Ended
                                           June 30               June 30
                                      2006       2005       2006       2005
    -------------------------------------------------------------------------
    Operating expenses ($000s)     $ 21,285   $ 16,002   $ 42,034   $ 31,900
    Operating expenses
     per boe ($/boe)               $   7.17   $   6.09   $   6.97   $   6.12
    -------------------------------------------------------------------------
    >>

    Operating costs per boe increased from the comparative periods due to additional lifting costs associated with a 53% increase in crude oil production in the second quarter of 2006 compared to the second quarter of
2005. Additionally, there has been an overall rise in costs as a result of accelerated activity throughout the oil and gas industry increasing the demand for and cost of goods and services. Particular increases of note include salaries for additional field staff and contract operators, fuel, rising electricity prices, salt water disposal, and emulsion processing.
    Operating costs in the current quarter are marginally higher than those incurred during the first quarter of 2006.

    <<
    TRANSPORTATION EXPENSES
    -------------------------------------------------------------------------
                                    Three Months Ended     Six Months Ended
                                           June 30               June 30
                                      2006       2005       2006       2005
    -------------------------------------------------------------------------
    Transportation expenses
     ($000s)                       $  3,128   $  2,661   $  6,200   $  4,730
    Transportation expenses
     per boe ($/boe)               $   1.05   $   1.01   $   1.03   $   0.91
    -------------------------------------------------------------------------
    >>

    Higher transportation costs in the three and six months ending June 30,
2006 resulted from a combination of increased trucking costs associated with additional crude oil production and surcharges associated with rising fuel costs. Transportation costs during the current quarter increased slightly over those realized during the preceding quarter.

    <<
    General and Administrative Expenses
    -------------------------------------------------------------------------
                                    Three Months Ended     Six Months Ended
                                           June 30               June 30
    ($000s, except where noted)       2006       2005       2006       2005
    -------------------------------------------------------------------------
    General and administrative
     expenses                      $  8,677   $  7,498   $ 18,564   $ 13,971
    Capitalized general and
     administrative expenses           (518)      (824)    (1,479)    (1,694)
    Operator recoveries              (1,890)    (1,690)    (4,428)    (3,067)
    -------------------------------------------------------------------------
    Total general and
     administrative expenses       $  6,269   $  4,984   $ 12,657   $  9,210

    General and administrative
     expenses per boe ($/boe)      $   2.11   $   1.90   $   2.10   $   1.77
    -------------------------------------------------------------------------
    >>

    Employee costs associated with increased personnel levels, as well as a general increase in salaries necessary to attract and retain qualified personnel in a very competitive industry, was the major contributor to higher general and administrative expenses in the three and six months ended June 30,
2006. Other increases included insurance and costs associated with the current regulatory environment. Total general and administrative costs in the current quarter were marginally lower than those in the prior quarter and on a unit-of-production basis were virtually flat.
    Compton believes that retaining our experienced and skilled staff is necessary for our continued success. In recognition of the shortage of qualified personnel that currently exists within the industry, we implemented an Employee Retention program for our existing employees, excluding officers and directors. Under the program and contingent upon various conditions present as at July 1, 2007, we may pay additional compensation to our staff to a maximum amount of $4.3 million.

    <<
    INTEREST AND FINANCE CHARGES
    -------------------------------------------------------------------------
                                    Three Months Ended     Six Months Ended
                                           June 30               June 30
    ($000s, except where noted)       2006       2005       2006       2005
    -------------------------------------------------------------------------
    Interest on bank debt, net     $  2,673   $  2,300   $  5,809   $  4,545
    Interest on senior notes          9,691      5,439     16,487     10,332
    -------------------------------------------------------------------------
    Interest charges                 12,364      7,739     22,296     14,877
    Finance charges                   1,179        586      1,606      1,126
    -------------------------------------------------------------------------
    Total interest and finance
     charges                       $ 13,543   $  8,325   $ 23,902   $ 16,003

    Total interest and finance
     charges per boe ($/boe)       $   4.56   $   3.17   $   3.96   $   3.07
    -------------------------------------------------------------------------

    Interest costs in the three and six months ended June 30, 2006 increased from the comparative periods due to higher debt levels. On April 4, 2006, we issued an additional U.S. $150 million of 7.625% senior notes due in 2013.
Interest costs increased from the first period of 2006 for similar reasons.

    DEPLETION AND DEPRECIATION
    -------------------------------------------------------------------------
                                    Three Months Ended     Six Months Ended
                                           June 30               June 30
                                      2006       2005       2006       2005
    -------------------------------------------------------------------------
    Depletion and depreciation
     ($000s)                       $ 34,866   $ 26,000   $ 69,276   $ 49,359
    Depletion and depreciation
     per boe ($/boe)               $  11.74   $   9.89   $  11.48   $   9.47
    -------------------------------------------------------------------------
    >>

    Strong commodity prices have accelerated capital programs and competition throughout the oil and gas industry raising the demand and costs for goods and services. This increase in costs is reflected in increased finding, development, and on-stream costs which in turn, has resulted in an increase in depletion and depreciation rates on a boe basis in the current quarter in comparison to the prior periods. The depletion and depreciation rate in the second quarter of 2006 was consistent with the first quarter of 2006. We are pursuing a number of initiatives to mitigate the increases in costs in this current inflationary environment.

    INCOME TAXES

    Income taxes are recorded using the liability method of accounting.
Future income taxes are calculated based on the difference between the accounting and income tax basis of an asset or liability. The classification of future income taxes between current and non-current is based upon the classification of the liabilities and assets to which the future income tax amounts relate. The classification of a future income tax amount as current does not imply a cash settlement of the amount within the following twelve month period.
    Current income taxes benefited from the elimination of the federal capital tax resulting in a recovery in the current quarter. We also recovered
$41 million in future income taxes for the six month period ending June 30,
2006 due to the reduction of future Canadian federal and provincial corporate income tax rates.

    <<
    CAPITAL EXPENDITURES
    -------------------------------------------------------------------------
    Six Months Ended June 30 ($000s)           2006%      2005%
    -------------------------------------------------------------------------
    Land and seismic                         $ 31,972    11   $ 23,732    13
    Drilling and completions                  157,790    55    107,386    57
    Production facilities                      70,321    24     40,111    22
    Property acquisitions                      30,091    10     15,669     8
    -------------------------------------------------------------------------
    Sub-total                                 290,174   100    186,898   100
    MPP                                          (706)             205
    -------------------------------------------------------------------------
    Total capital expenditures               $289,468         $187,103
    -------------------------------------------------------------------------
    >>

    Capital expenditures in 2006 have increased significantly over the comparable period in 2005, reflecting a combination of increased activity and the higher costs of goods and services in the oil and gas industry. We drilled a total of 179 wells during the six month period ended June 30, 2006, as compared to 130 wells drilled during the first half of 2005. Drilling, completion and facility costs increased 12%, on a per well basis from
$1,134,000 per well in 2005 to $1,274,000 per well in 2006, reflective of the overall increase in goods and services.
    Revisions to our 2006 capital program were announced in some detail in our news release of June 28, 2006. As summarized therein, we are now budgeting total capital expenditures of $465 million for the year, excluding acquisitions and planned dispositions. To June 30, 2006 we have incurred expenditures of $260 million, before acquisitions, being 56% of our budget.
Approximately 50% of our 2006 drilling program was completed during the first six months of 2006. A number of lower cost wells have been scheduled for the second half of 2006, including the majority of our CBM drilling program, and we expect to complete our 2006 capital program within budget.

    RISK MANAGEMENT

    Our financial results are impacted by external market risks associated with fluctuations in commodity prices, interest rates, and the Canadian/U.S.
currency exchange rate. We use various financial instruments for non-trading purposes to manage and partially mitigate our exposure to these risks.
    Financial instruments used to manage risk are subject to periodic settlements throughout the term of the instruments. Such settlements may result in a gain or loss which is recognized as a risk management gain or loss at the time of settlement. The mark-to-market value of an instrument outstanding at the end of a reporting period reflects the value of the instrument based upon market conditions existing as of that date. Any change in value from that determined at the end of the prior period is recognized as an unrealized Risk Management gain or loss.

    Risk management gains and losses recognized in the quarter are summarized in the following table.

    <<
    Risk Management Gains and Losses
    -------------------------------------------------------------------------
                                    Three Months Ended     Six Months Ended
                                           June 30               June 30
    ($000s)                           2006       2005       2006       2005
    -------------------------------------------------------------------------
    Commodity contracts
      Realized (gain) loss         $  (9,767) $     666  $ (11,753) $   (780)
      Unrealized loss (gain)             673     (3,309)   (18,229)    4,687
    Cross currency interest rate swap
      Realized loss (gain)             1,733       (622)     1,733      (622)
      Unrealized loss (gain)           3,975     (6,476)     5,722    (5,425)
    Foreign currency contracts
      Realized (gain)                   (522)         -       (545)        -
      Unrealized (gain)               (1,715)         -     (1,414)        -
    -------------------------------------------------------------------------
    Total risk management (gain)   $  (5,623) $  (9,741) $ (24,486) $ (2,140)
    -------------------------------------------------------------------------

    Realized (gain) loss           $  (8,556) $      44  $ (10,565) $ (1,402)
    Unrealized loss (gain)             2,933     (9,785)   (13,921)     (738)
    -------------------------------------------------------------------------
    Total risk management (gain)   $  (5,623) $  (9,741) $ (24,486) $ (2,140)
    -------------------------------------------------------------------------

    Outstanding Commodity Contracts

    During the second quarter of 2006 and subsequent thereto, we have continued to expand our commodity hedge program. Approximately 38% of current production is hedged for the balance of 2006 and we have begun to enter into hedge contracts relating to 2007 production. We plan to continue to expand this program with a goal of hedging approximately 50% of future production.

    The following table outlines commodity hedge contracts which were in place during the second quarter of 2006 and/or are currently in place.

    -------------------------------------------------------------------------
    Commodity            Term              Amount      Average Price  Index
    -------------------------------------------------------------------------
    Natural gas
    Collar     Apr. 2006 - Oct. 2006  45,000 GJ/d   Cdn$8.33 - $12.23   AECO
    Collar     Nov. 2006 - Mar. 2007  40,000 GJ/d   Cdn$8.03 - $10.62   AECO
    Collar     Apr. 2007 - Oct. 2007  10,000 GJ/d   Cdn$7.00 - $ 8.80   AECO

    Crude oil
    Collar     Jan. 2006 - Dec. 2006  3,000 bbls/d  U.S.$55.00 - $75.17  WTI
    Fixed      Aug. 2006 - Dec. 2006  3,000 bbls/d  U.S.$79.39           WTI
    Collar     Jan. 2007 - Dec. 2007  3,000 bbls/d  U.S.$75.00 - $84.55  WTI
    -------------------------------------------------------------------------

    LIQUIDITY AND CAPITAL RESOURCES
    -------------------------------------------------------------------------
                                                           As at      As at
                                                          June 30,   Dec. 31,
    ($000s, except where noted)                             2006       2005
    -------------------------------------------------------------------------
    Working capital (surplus) deficiency  (1)            $ (6,901)  $ 62,431
    Senior secured credit facilities                      235,000    177,900
    Senior term notes                                     501,758    357,640
    -------------------------------------------------------------------------
    Total indebtedness                                   $729,857   $597,971

    Shareholders' equity
      Capital stock                                      $229,242   $226,444
      Contributed surplus                                  13,207      9,173
      Retained earnings                                   465,501    360,719
    -------------------------------------------------------------------------
    Total equity                                         $707,950   $596,336

    Debt to cash flow from operations  (2)                   2.42       1.93
    Debt to book capitalization                               51%        47%
    Debt to market capitalization                             31%        20%
    -------------------------------------------------------------------------
    (1)  Excludes unrealized risk management items net of related future income taxes.
    (2)  Based on trailing 12 month cash flow from operations.
    >>

    In April 2006, we issued U.S. $150 million of 7 5/8% Senior Notes due
2013. This issue was an add-on to the U.S. $300 million issue completed in
November 2005. Proceeds from the issue, which closed in early April, were used to repay a portion of our outstanding debt under Compton's existing senior secured credit facilities. The issue gives us the ability to draw on the senior secured credit facilities to assist in funding our planned 2006 capital program.
    On July 4, 2006, our senior secured credit facilities were renewed and the authorized amount of the facilities was increased to $375 million from
$289 million. The renewed facilities are based upon a net borrowing base of
$500 million and we have the ability to increase the facility to this amount.
In addition, the margins were reduced on average by 5 basis points. The facilities reach term on July 4, 2007 and mature on July 5, 2008. Accordingly, the $235 million drawn on the facilities at June 30, 2006 has been classified as long term debt.
    Our corporate debt is structured to provide Compton with financial flexibility. Seventy percent of our existing debt is not due until 2013.
Corporate indebtedness at year-end is projected to be approximately $660 million, reducing our debt to cash flow ratio to approximately 2 to 1.
    Our financing plans include $100 million of minor non-core property dispositions during the second half of 2006, as well as the possible sale of certain major conventional oil properties. The proceeds from any sale would be quickly and efficiently redeployed in accordance with our overall natural gas resource play strategy.
    We believe internally generated cash flow from operations and funds from property dispositions, together with the $140 million currently available through our renewed credit facilities will be more than sufficient to fund the balance of our planned 2006 capital program, while still maintaining an appropriate capital structure.

    OUTLOOK

    As previously announced, we reduced planned 2006 expenditures by approximately $110 million to $465 million, before minor acquisitions and planned dispositions. The majority of this change results from a reduction in drilling and completion costs related to our shallow gas program in Southern
Alberta and our crude oil operations at Worsley. These changes addressed a number of operational efficiencies in combination with reduced budgeted cash flow resulting from lower gas prices. Budgeted facility costs have largely remained unchanged in anticipation of accelerated drill programs in 2007.
    The revisions to our 2006 operating plans are projected to result in year over year average production growth of approximately 15% to 19% and cash flow of approximately $325 to $345 million.
    We have adopted a prudent operational plan for the second half of 2006 which will continue the successful development of our resource plays and position Compton for continued future growth. Our plans will provide us with the degree of financial flexibility necessary to pursue opportunities in our core areas should they arise.

    QUARTERLY INFORMATION

    The following table sets forth certain quarterly financial information of the Company for the eight most recent quarters.

    <<
    -------------------------------------------------------------------------
                          2006                 2005                 2004
                       Q2     Q1     Q4     Q3     Q2     Q1     Q4     Q3
    -------------------------------------------------------------------------
    Total revenue
     (millions)      $  133 $  148 $  184 $  145 $  122 $  107 $  101 $  102

    Cash flow from
     operations
     (millions)      $   67 $   74 $   90 $   74 $   62 $   52 $   42 $   47
    Per share
     - basic         $ 0.53 $ 0.58 $ 0.71 $ 0.58 $ 0.49 $ 0.43 $ 0.35 $ 0.40
     - diluted       $ 0.50 $ 0.55 $ 0.67 $ 0.56 $ 0.47 $ 0.41 $ 0.33 $ 0.38

    Net earnings
     (millions)      $   69 $   38 $   38 $   11 $   22 $   10 $   16 $   22
    Per share
     - basic         $ 0.54 $ 0.30 $ 0.30 $ 0.09 $ 0.17 $ 0.08 $ 0.14 $ 0.19
     - diluted       $ 0.51 $ 0.28 $ 0.28 $ 0.08 $ 0.17 $ 0.08 $ 0.13 $ 0.18

    Operating
     earnings
     (millions)      $   18 $   22 $   33 $   26 $   19 $   15 $    6 $   11

    Production
      Natural gas
       (mmcf/d)         137    142    133    130    130    130    128    123
      Liquids
       (bbls/d)       9,821 10,418  8,879  7,351  7,249  7,090  6,963  6,712
    -------------------------------------------------------------------------
    Total (boe/d)    32,645 34,029 31,042 29,041 28,877 28,714 28,204 27,268

    Average price
      Natural gas
       (mmcf/d)      $ 5.92 $ 7.64 $11.20 $ 8.46 $ 7.28 $ 6.60 $ 6.29 $ 6.48
      Liquids
       (bbls/d)       66.54  53.62  57.99  64.75  54.20  46.23  42.88  46.60
    -------------------------------------------------------------------------
    Total ($/boe)    $44.85 $48.21 $64.58 $54.31 $46.33 $41.25 $39.00 $40.78
    -------------------------------------------------------------------------
    >>

    Net earnings in the second quarter of 2006 benefited from an unrealized foreign exchange gain of $20 million, after tax, and an income tax recovery of
$21 million.
    In the first quarter of 2006, revenue and cash flow from operations decreased from the fourth quarter of 2005 due to lower realized commodity prices despite increased production volumes. However an after tax gain of
$10.8 million from risk management activities was recognized in the first quarter of 2006, as compared to an after tax loss of $5.6 million in the first quarter of 2005.
    During 2005, revenue, net earnings, and cash flow from operations benefited from increased production volumes and higher realized prices throughout the year. Net earnings in the second quarter of 2005 rose due to a
$6 million unrealized after tax risk management gain. Higher realized commodity prices in the third quarter of 2005 were offset by an unrealized after tax risk management loss of $22 million, reducing net earnings from the prior quarter.

    ADVISORIES

    Management's Discussion and Analysis ("MD&A") is intended to provide both an historical and prospective view of the Company's activities. The MD&A was prepared as at August 3, 2006 and should be read in conjunction with the interim unaudited consolidated financial statements for the six months ended
June 30, 2006 and the audited consolidated financial statements and MD&A for the year ended December 31, 2005, available in printed form on request and posted on the Company's website.

    Forward Looking Statements

    Certain information regarding the Company contained herein constitutes forward looking statements under the meaning of applicable securities laws, including the United States Private Securities Litigation Reform Act of 1995.
Forward looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact, including statements regarding (i) cash flow, production, capital expenditures, and planned wells in 2006, and (ii) other risks and uncertainties described from time to time in the reports and filings made by
Compton with securities regulatory authorities. Although Compton believes that the expectations reflected in such forward looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. There are many factors that could cause forward looking statements not to be correct, including risks and uncertainties inherent in Compton's business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards and mechanical failures, uncertainties in the estimates of reserves and in projections of future rates of production and timing of development expenditures, general economic conditions, the actions or inactions of third party operators and regulatory pronouncements. Compton may, as considered necessary in the circumstances, update or revise forward looking information, whether as a result of new information, future events, or otherwise. Compton's forward looking statements are expressly qualified in their entirety by this cautionary statement.

    Non-GAAP Financial Measures

    Included in the MD&A and elsewhere in this report are references to terms used in the oil and gas industry such as cash flow from operations, cash flow per share and operating earnings. These terms are not defined by GAAP in
Canada and consequently are referred to as non-GAAP measures. Non-GAAP measures do not have any standardized meaning and therefore reported amounts may not be comparable to similarly titled measures reported by other companies.
    Cash flow from operations should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net earnings as determined in accordance with Canadian GAAP, as an indicator of the Company's performance or liquidity. Cash flow from operations is used by Compton to evaluate operating results and the Company's ability to generate cash to fund capital expenditures and repay debt.
    Operating earnings represents net earnings excluding certain items that are largely non-operational in nature and should not be considered an alternative to, or more meaningful than, net earnings as determined in accordance with Canadian GAAP. Operating earnings is used by the Company to facilitate comparability of earnings between periods.

    Use of BOE Equivalents

    The oil and natural gas industry commonly expresses production volumes and reserves on a barrel of oil equivalent ("boe") basis whereby natural gas volumes are converted at the ratio of six thousand cubic feet to one barrel of oil. The intention is to sum oil and natural gas measurement units into one basis for improved measurement of results and comparisons with other industry participants. Compton has used the 6:1 boe measure which is the approximate energy equivalency of the two commodities at the burner tip. However, boe does not represent a value equivalency at the plant gate where Compton sells its production volumes and therefore may be a misleading measure if used in isolation.

    Compton is an independent, public company actively engaged in the exploration, development, and production of natural gas, natural gas liquids, and crude oil in Western Canada. Compton also controls and manages the operations of the Mazeppa Processing Partnership ("MPP"), which owns significant midstream assets critical to the Company's activities in Southern
Alberta. The accounts of MPP are consolidated in the Company's financial statements.

    <<
    -------------------------------------------------------------------------
    Compton Petroleum Corporation
    Consolidated Balance Sheets
    (thousands of dollars)
    -------------------------------------------------------------------------

                                                       June 30,  December 31,
                                                          2006          2005
                                                   ------------  ------------
                                                    (unaudited)
    Assets

    Current
      Cash                                         $    16,656   $     8,954
      Accounts receivable and other                    109,381       132,484
      Unrealized risk management gain
       (Note 11a and b)                                 16,492             -
                                                   ------------  ------------
                                                       142,529       141,438

    Property and equipment                           1,812,141     1,587,371
    Goodwill                                             7,914         7,914
    Deferred financing charges and other                15,356        13,156
    Deferred risk management loss (Note 11c)             4,789         5,610
                                                   ------------  ------------

                                                   $ 1,982,729   $ 1,755,489
                                                   ------------  ------------
                                                   ------------  ------------

    Liabilities

    Current
      Accounts payable                             $   119,136   $   203,869
      Unrealized risk management loss
       (Note 11a and d)                                  5,425         7,758
      Future income taxes                                3,211             -
                                                   ------------  ------------
                                                       127,772       211,627

    Bank debt (Note 2)                                 235,000       177,900
    Senior term notes (Note 3)                         501,758       357,640
    Asset retirement obligations (Note 5)               26,262        20,770
    Unrealized risk management loss (Note 11d)          14,285        10,201
    Future income taxes                                302,371       312,117
    Non-controlling interest (Note 6)                   67,331        68,898
                                                   ------------  ------------

                                                     1,274,779     1,159,153
                                                   ------------  ------------

    Shareholders' equity

    Capital stock (Note 7)                             229,242       226,444
    Contributed surplus (Note 8a)                       13,207         9,173
    Retained earnings                                  465,501       360,719
                                                   ------------  ------------

                                                       707,950       596,336
                                                   ------------  ------------

                                                   $ 1,982,729   $ 1,755,489
                                                   ------------  ------------
                                                   ------------  ------------

    Subsequent Event (Note 13)

    See accompanying notes to the consolidated financial statements.

    -------------------------------------------------------------------------
    Compton Petroleum Corporation
    Consolidated Statements of Earnings
    (unaudited) (thousands of dollars, except per share amounts)
    -------------------------------------------------------------------------

                                  Three months ended        Six months ended
                                        June 30,                June 30,
                              ----------------------- -----------------------
                                    2006        2005        2006        2005
                              ----------- ----------- ----------- -----------
    Revenue
      Oil and natural
       gas revenues           $  133,224  $  121,748  $  280,868  $  228,337
      Royalties                  (31,465)    (27,673)    (66,031)    (53,477)
                              ----------- ----------- ----------- -----------
                                 101,759      94,075     214,837     174,860
                              ----------- ----------- ----------- -----------
    Expenses
      Operating                   21,285      16,002      42,034      31,900
      Transportation               3,128       2,661       6,200       4,730
      General and
       administrative              6,269       4,984      12,657       9,210
      Interest and finance
       charges (Note 4)           13,543       8,325      23,902      16,003
      Depletion and
       depreciation               34,866      26,000      69,276      49,359
      Foreign exchange (gain)
       loss (Note 12)            (24,066)      2,646     (23,701)      3,632
      Accretion of asset
       retirement obligations        460         450       1,028         872
      Stock-based compensation     2,309       1,364       4,688       2,572
      Risk management gain
       (Note 11e)                 (5,623)     (9,741)    (24,486)     (2,140)
                              ----------- ----------- ----------- -----------
                                  52,171      52,691     111,598     116,138
                              ----------- ----------- ----------- -----------

    Earnings before taxes and
     non-controlling interest     49,588      41,384     103,239      58,722
                              ----------- ----------- ----------- -----------

    Income taxes (Note 10)
      Current                       (403)        509          11         939
      Future                     (20,256)     17,062      (6,536)     22,576
                              ----------- ----------- ----------- -----------
                                 (20,659)     17,571      (6,525)     23,515
                              ----------- ----------- ----------- -----------

    Earnings before non-
     controlling interest         70,247      23,813     109,764      35,207
    Non-controlling interest       1,503       1,779       3,018       3,114
                              ----------- ----------- ----------- -----------

    Net earnings              $   68,744  $   22,034  $  106,746  $   32,093
                              ----------- ----------- ----------- -----------
                              ----------- ----------- ----------- -----------
    Net earnings per share
     (Note 9)
      Basic                   $     0.54  $     0.17  $     0.84  $     0.26
                              ----------- ----------- ----------- -----------
                              ----------- ----------- ----------- -----------

      Diluted                 $     0.51  $     0.17  $     0.80  $     0.25
                              ----------- ----------- ----------- -----------
                              ----------- ----------- ----------- -----------

    -------------------------------------------------------------------------
    Compton Petroleum Corporation
    Consolidated Statements of Retained Earnings
    (unaudited) (thousands of dollars)
    -------------------------------------------------------------------------

                                  Three months ended        Six months ended
                                        June 30,                June 30,
                              ----------------------- -----------------------
                                    2006        2005        2006        2005
                              ----------- ----------- ----------- -----------

    Retained earnings,
     beginning of period      $  397,500  $  292,820  $  360,719  $  284,712
    Net earnings                  68,744      22,034     106,746      32,093
    Premium on redemption of
     shares (Note 7)                (743)     (2,059)     (1,964)     (4,010)
                              ----------- ----------- ----------- -----------

    Retained earnings,
     end of period            $  465,501  $  312,795  $  465,501  $  312,795
                              ----------- ----------- ----------- -----------
                              ----------- ----------- ----------- -----------

    See accompanying notes to the consolidated financial statements.

    -------------------------------------------------------------------------
    Compton Petroleum Corporation
    Consolidated Statements of Cash Flow
    (unaudited) (thousands of dollars)
    -------------------------------------------------------------------------

                                  Three months ended        Six months ended
                                        June 30,                June 30,
                              ----------------------- -----------------------
                                    2006        2005        2006        2005
                              ----------- ----------- ----------- -----------

    Operating activities
      Net earnings            $   68,744  $   22,034  $  106,746  $   32,093
      Amortization of deferred
       charges and other             670         554       1,096       1,023
      Depletion and
       depreciation               34,866      26,000      69,276      49,359
      Accretion of asset
       retirement obligations        460         450       1,028         872
      Unrealized foreign
       exchange (gain) loss      (23,659)      2,640     (23,292)      3,630
      Future income taxes        (20,256)     17,062      (6,536)     22,576
      Unrealized risk
       management (gain) loss      2,934      (9,785)    (13,921)       (738)
      Stock-based compensation     2,309       1,364       4,688       2,572
      Asset retirement
       expenditures                 (245)        (92)     (1,181)       (218)
      Non-controlling interest     1,503       1,779       3,018       3,114
                              ----------- ----------- ----------- -----------
                                  67,326      62,006     140,922     114,283
      Change in non-cash
       working capital           (30,519)      7,210      (7,128)        301
                              ----------- ----------- ----------- -----------
                                  36,807      69,216     133,794     114,584
                              ----------- ----------- ----------- -----------

    Financing activities
      Issuance (repayment)
       of bank debt              (34,000)     45,000      57,100       2,000
      Proceeds from share
       issuances (net)             1,547         345       2,407      88,536
      Distributions to partner    (2,293)     (2,293)     (4,586)     (4,586)
      Redemption of common
       shares                       (854)     (2,456)     (2,227)     (4,624)
      Issue costs on senior
       notes                      (3,127)          -      (3,408)          -
      Issuance of senior notes   174,930           -     174,930           -
      Redemption of senior
       notes                      (7,520)          -      (7,520)          -
      Change in non-cash
       working capital             3,408      (5,615)      1,959        (178)
                              ----------- ----------- ----------- -----------
                                 132,091      34,981     218,655      81,148
                              ----------- ----------- ----------- -----------

    Investing activities
      Property and equipment
       additions                 (93,834)    (80,243)   (259,496)   (171,243)
      Property acquisitions       (2,660)    (10,416)    (30,191)    (15,669)
      Property dispositions          700           -       1,400           -
      Change in non-cash
       working capital           (61,216)    (25,572)    (56,460)    (11,156)
                              ----------- ----------- ----------- -----------
                                (157,010)   (116,231)   (344,747)   (198,068)
                              ----------- ----------- ----------- -----------

    Change in cash                11,888     (12,034)      7,702      (2,336)
    Cash, beginning of period      4,768      19,766       8,954      10,068
                              ----------- ----------- ----------- -----------

    Cash, end of period       $   16,656  $    7,732  $   16,656  $    7,732
                              ----------- ----------- ----------- -----------
                              ----------- ----------- ----------- -----------

    See accompanying notes to the consolidated financial statements.

    -------------------------------------------------------------------------
    Compton Petroleum Corporation
    Notes to the Consolidated Financial Statements
    (unaudited)
    (Tabular amounts in thousands of dollars, unless otherwise stated)
    June 30, 2006
    -------------------------------------------------------------------------

    1.  Basis of presentation

    Compton Petroleum Corporation (the "Company") is in the business of exploration for and production of petroleum and natural gas reserves in the Western Canadian Sedimentary Basin.

    The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. The consolidated financial statements also include the accounts of Mazeppa Processing Partnership in accordance with Accounting Guideline 15 ("AcG-15"), Consolidation of Variable
    Interest Entities, as outlined in Note 6.

    The consolidated interim financial statements of the Company have been prepared by Management in accordance with accounting principles generally accepted in Canada. Certain information and disclosure normally required to be included in notes to annual consolidated financial statements have been condensed or omitted. The consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto in the Company's annual report for the year ended December 31, 2005. The consolidated interim financial statements have been prepared following the same accounting policies and methods of computation as the audited consolidated financial statements for the year ended December 31, 2005.

    All amounts are presented in Canadian dollars unless otherwise stated.

    2.  Credit facilities
                                                       June 30,  December 31,
                                                          2006          2005
                                                   ------------  ------------

    Authorized                                     $   289,000   $   289,000
                                                   ------------  ------------
                                                   ------------  ------------

    Prime rate                                     $         -   $    22,900
    Bankers' acceptance                                235,000       155,000
                                                   ------------  ------------

    Utilized                                       $   235,000   $   177,900
                                                   ------------  ------------
                                                   ------------  ------------

    As at June 30, 2006, the Company had arranged authorized senior credit facilities with a syndicate of Canadian banks in the amount of
    $289 million. Advances under the facilities can be drawn and currently bear interest as follows:

        Prime rate plus 0.35%
        Bankers' Acceptance rate plus 1.35%
        LIBOR rate plus 1.35%

    Margins are determined based on the ratio of total consolidated debt to consolidated cash flow. Subsequent to June 30, 2006, the facilities were increased to $375 million and the margins were reduced on average by 5 basis points. The facilities reach term on July 4, 2007 and will mature
    366 days later on July 5, 2008.

    The senior credit facilities are secured by a first fixed and floating charge debenture in the amount of $600 million covering all the Company's assets and undertakings.

    3.  Senior term notes
                                                       June 30,  December 31,
                                                          2006          2005
                                                   ------------  ------------
    Senior term notes
      U.S.$450 million, 7.625% due
       December 1, 2013                            $   501,758   $   349,770
      U.S.$6.75 million, 9.90% due May 15, 2009              -         7,870
                                                   ------------  ------------

                                                   $   501,758   $   357,640
                                                   ------------  ------------
                                                   ------------  ------------

    On April 4, 2006, the Company issued an additional U.S.$150 million
    7.625% senior term notes due 2013 under the same terms and conditions as the 7.625% notes outstanding at December 31, 2005. The proceeds from the issue of the notes were used to repay a portion of the debt outstanding under the Company's senior credit facilities. The Company also used a portion of the proceeds to redeem the balance of the U.S.$6.75 million
    9.90% senior notes on May 16, 2006, being the first call date, at
    104.95%.

    The 7.625% notes are not redeemable, by the Company, prior to December 1,
    2009, except in limited circumstances. After that time, they can be redeemed in whole or part, at the rates indicated below:

        December 1, 2009                                            103.813%
        December 1, 2010                                            101.906%
        December 1, 2011 and thereafter                             100.000%

    The senior term notes are subordinate to the Company's senior credit facilities.

    4.  Interest and finance charges

    Amounts charged to expense during the period ended are as follows:

                                  Three months ended        Six months ended
                                        June 30,                June 30,
                              ----------------------- -----------------------
                                    2006        2005        2006        2005
                              ----------- ----------- ----------- -----------
    Interest on bank
     debt, net                $    2,673  $    2,300  $    5,809  $    4,545
    Interest on senior
     term notes                    9,691       5,439      16,487      10,332
    Finance charges                1,179         586       1,606       1,126
                              ----------- ----------- ----------- -----------

                              $   13,543  $    8,325  $   23,902  $   16,003
                              ----------- ----------- ----------- -----------
                              ----------- ----------- ----------- -----------

    Finance charges include the amortization of deferred charges and current year expenses.

    5.  Asset retirement obligations

    The following table presents a reconciliation of the beginning and ending aggregate carrying amount of the obligations associated with the retirement of oil and gas assets:

                                                       June 30,  December 31,
                                                          2006          2005
                                                   ------------  ------------

    Asset retirement obligations,
     beginning of year                             $    20,770   $    18,006
      Liabilities incurred                               4,575         5,218
      Liabilities settled and disposed                    (111)       (1,275)
      Accretion expense                                  1,028         1,975
      Revision of estimates                                  -        (3,154)
                                                   ------------  ------------

    Asset retirement obligations, end of period    $    26,262   $    20,770
                                                   ------------  ------------
                                                   ------------  ------------

    6.  Non-controlling interest

    Mazeppa Processing Partnership ("MPP" or "the Partnership") is a limited partnership organized under the laws of the province of Alberta and owns certain midstream facilities, including gas plants and pipelines in
    Southern Alberta. The Company processes a significant portion of its production from the area through these facilities pursuant to a processing agreement with MPP. The Company does not have an ownership position in MPP, however, the Company, through a management agreement, manages the activities of MPP and is considered to be the primary beneficiary of MPP's operations. Pursuant to AcG-15, these consolidated financial statements include the assets, liabilities and operations of the Partnership. Equity in the Partnership, attributable to the partners of MPP, is recorded on consolidation as a non-controlling interest and is comprised of the following:

                                                       June 30,  December 31,
                                                          2006          2005
                                                   ------------  ------------

    Non-controlling interest, beginning of year    $    68,898   $    71,537
       Earnings attributable to non-controlling
        interest                                         3,018         6,533
       Distributions to limited partner                 (4,585)       (9,172)
                                                   ------------  ------------

    Non-controlling interest, end of period        $    67,331   $    68,898
                                                   ------------  ------------
                                                   ------------  ------------

    MPP has guaranteed payment of certain obligations of its limited partner under a credit agreement between the limited partner and a syndicate of lenders. The maximum liability of the Partnership under the guarantee is limited to amounts due and payable to MPP by the Company pursuant to the processing agreement. The processing agreement has a five year term ending April 1, 2009, at which time Compton may renew the agreement, purchase the Partnership units or allow the sale of the Partnership units to a third party. The maximum liability at June 30, 2006 is
    $26.0 million. The Company has determined that its exposure to loss under these arrangements is minimal, if any.

    7.  Capital stock

    Issued and outstanding

                                   June 30, 2006          December 31, 2005
                              ----------------------- -----------------------
                                 Number                  Number
                               of shares    Amount     of shares    Amount
                              ----------- ----------- ----------- -----------
                                 (000s)                  (000s)

    Common shares outstanding,
     beginning of year           127,263  $  226,444     117,354  $  135,526
      Shares issued for
       cash, net                       -           -       7,500      87,294
      Shares issued under
       stock option plan             735       3,060       2,926       4,424
      Shares repurchased            (148)       (262)       (517)       (800)
                              ----------- ----------- ----------- -----------

    Common shares outstanding,
     end of period               127,850  $  229,242     127,263  $  226,444
                              ----------- ----------- ----------- -----------
                              ----------- ----------- ----------- -----------

    The Company maintains a Normal Course Issuer Bid program on an annual basis. Under the current bid, the Company may purchase for cancellation up to 6,000,000 of its common shares, representing approximately 5.0% of the issued and outstanding common shares at the time the bid received regulatory approval.

    During the six months ended June 30, 2006, the Company purchased for cancellation 147,500 common shares at an average price of $15.10 per share (December 31, 2005 - 516,600 shares at an average price of $11.84 per share) pursuant to the normal course issuer bid. The excess of the purchase price over book value has been charged to retained earnings.

    8.  Stock-based compensation plans

    a)  Stock option plan

        The Company has implemented a stock option plan for Directors,
        Officers and employees. The exercise price of each option
        approximates the market price for the common shares on the date the option was granted. Options granted under the plan before June 1,
        2003 are generally fully exercisable after four years and expire ten years after the grant date. Options granted under the plan after
        June 1, 2003 are generally fully exercisable after four years and expire five years after the grant date.

        The following tables summarize the information relating to stock options:

                                     June 30, 2006        December 31, 2005
                              ----------------------- -----------------------
                                            Weighted                Weighted
                                             average                 average
                                  Stock     exercise      Stock     exercise
                                 options      price      options      price
                              ----------- ----------- ----------- -----------
                                  (000s)                  (000s)
        Outstanding,
         beginning of year        11,446  $     6.13      11,655  $     3.51
          Granted                  1,767  $    14.50       2,930  $    11.89
          Exercised                 (735) $     3.28      (2,926) $     1.32
          Cancelled                 (267) $    10.57        (213) $     8.30
                              ----------- ----------- ----------- -----------

        Outstanding,
         end of period            12,211  $     7.42      11,446  $     6.13
                              ----------- ----------- ----------- -----------
                              ----------- ----------- ----------- -----------
        Exercisable,
         end of period             6,822  $     4.33       6,219  $     3.38
                              ----------- ----------- ----------- -----------
                              ----------- ----------- ----------- -----------

        The range of exercise prices of stock options outstanding and exercisable at June 30, 2006 is as follows:

                            Outstanding Options         Exercisable Options
                   ----------------------------------- ----------------------
                                 Weighted
                                 average     Weighted               Weighted
      Range of      Number of   remaining     average  Number of     average
      exercise       options    contractual  exercise   options     exercise
       prices      outstanding  life (years)   price   outstanding    price
    -------------- ------------ ------------ --------- ----------- ----------
                      (000s)                             (000s)

    $0.80 - $2.99      2,244        2.4        $1.61      2,244       $1.61
    $3.00 - $3.99      1,412        4.9        $3.48      1,260       $3.44
    $4.00 - $4.99      1,513        5.7        $4.30      1,394       $4.27
    $5.00 - $6.99      1,122        2.5        $5.87        724       $5.88
    $7.00 - $9.99      1,361        2.9        $7.60        637       $7.55
    $10.00 - $12.99    2,579        3.8       $11.64        546      $11.65
    $13.00 - $18.39    1,980        4.6       $14.44         17      $13.42
                   ------------ ------------ --------- ----------- ----------

                      12,211        3.8        $7.42      6,822       $4.33
                   ------------ ------------ --------- ----------- ----------
                   ------------ ------------ --------- ----------- ----------

        The Company has recorded stock-based compensation expense in the consolidated statements of earnings for stock options granted to
        Directors, Officers and employees after January 1, 2003 using the fair value method.

        The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with weighted average assumptions for grants as follows:

                                  Three months ended        Six months ended
                                        June 30,                June 30,
                              ----------------------- -----------------------
                                    2006        2005        2006        2005
                              ----------- ----------- ----------- -----------

        Weighted average
         fair value of
         options granted      $     6.17  $     4.72  $     7.40  $     5.28
        Risk-free interest rate      4.3%        3.5%        4.0%        3.6%
        Expected life (years)        5.0         5.0         5.0         5.0
        Expected volatility         43.3%       43.5%       43.9%       44.2%

        The following table presents the reconciliation of contributed surplus with respect to stock-based compensation:

                                                       June 30,  December 31,
                                                          2006          2005
                                                   ------------  ------------

        Contributed surplus, beginning of year     $     9,173   $     3,840
        Stock-based compensation expense                 4,688         5,903
        Stock options exercised                           (654)         (570)
                                                   ------------  ------------

        Contributed surplus, end of period         $    13,207   $     9,173
                                                   ------------  ------------
                                                   ------------  ------------

    b)  Share appreciation rights plan

        CICA Handbook section 3870 requires recognition of compensation costs with respect to changes in the intrinsic value for the variable component of fixed share appreciation rights ("SARs"). During the periods ended June 30, 2006 and 2005, there were no significant compensation costs related to the outstanding variable component of these SARs. The liability related to the variable component of these
        SARs amounts to $1.4 million, which is included in accounts payable as at June 30, 2006 (December 31, 2005 - $1.4 million). All outstanding options having a variable component expire at various times through 2011.

    9.  Per share amounts

    The following table summarizes the common shares used in calculating net earnings per common share:

                                  Three months ended        Six months ended
                                        June 30,                June 30,
                              ----------------------- -----------------------
                                    2006        2005        2006        2005
                              ----------- ----------- ----------- -----------
                                   (000s)      (000s)      (000s)      (000s)
    Weighted average common
     shares outstanding
     - basic                     127,726     126,812     127,514     124,056
    Effect of stock options        6,013       5,752       6,662       5,920
                              ----------- ----------- ----------- -----------
    Weighted average common
     shares outstanding
     - diluted                   133,739     132,564     134,176     129,976
                              ----------- ----------- ----------- -----------
                              ----------- ----------- ----------- -----------

    10. Income taxes

    The following table reconciles income taxes calculated at the Canadian statutory rates with actual income taxes:

                                  Three months ended        Six months ended
                                        June 30,                June 30,
                              ----------------------- -----------------------
                                    2006        2005        2006        2005
                              ----------- ----------- ----------- -----------
    Earnings before taxes
     and non-controlling
     interest                 $   49,588  $   41,384  $  103,239  $   58,722
                              ----------- ----------- ----------- -----------

    Canadian statutory rate         34.5%       37.6%       34.5%       37.6%
    Expected income taxes     $   17,108  $   15,560  $   35,617  $   22,079
    Effect on taxes resulting
     from:
      Non-deductible crown
       charges                      (111)      2,928         562       5,981
      Resource allowance              83      (2,416)       (206)     (4,777)
      Non-deductible stock-
       based compensation            770         514       1,618         968
      Federal capital tax           (401)        479           -         909
      Effect of tax rate
       changes                   (34,658)          -     (41,231)     (1,908)
      Non-taxable portion of
       foreign exchange
       (gain) loss                (4,083)        497      (4,017)        683
      Other                          633           9       1,132        (420)
                              ----------- ----------- ----------- -----------
    Provision for income
     taxes                    $  (20,659) $   17,571  $   (6,525) $   23,515
                              ----------- ----------- ----------- -----------
                              ----------- ----------- ----------- -----------

    Current
      Income taxes            $       (2) $       30  $       11  $       30
      Federal capital tax           (401)        479           -         909
    Future                       (20,256)     17,062      (6,536)     22,576
                              ----------- ----------- ----------- -----------

                              $  (20,659) $   17,571  $   (6,525) $   23,515
                              ----------- ----------- ----------- -----------
                              ----------- ----------- ----------- -----------

    Effective tax rate            (41.7%)      42.5%       (6.3%)      40.0%
                              ----------- ----------- ----------- -----------
                              ----------- ----------- ----------- -----------

    A significant portion of the Company's taxable income is generated by a partnership. Income taxes are incurred on the partnership's taxable income in the year following its inclusion in the Company's consolidated net earnings. Current income tax will vary and is dependent upon the nature and amount of capital expenditures.

    During the second quarter of 2006, the Canadian Federal and Alberta governments enacted corporate tax rate reductions resulting in a reduction of future tax liabilities of $35 million.

    11. Financial instruments

    Derivative financial instruments and risk management activities

    The Company is exposed to risks from fluctuations in commodity prices, interest rates and Canada/U.S. currency exchange rates. The Company utilizes various derivative financial instruments for non-trading purposes to manage and mitigate its exposure to these risks. Effective
    January 1, 2004, the Company elected to account for all derivative financial instruments using the mark-to-market method.

    Risk management activities during the period, utilizing derivative instruments, relate to commodity price hedges, foreign currency swaps and cross currency interest rate swap arrangements and are summarized below:

    a)  Commodity price hedges

        The Company enters into hedge transactions relating to crude oil and natural gas prices to mitigate volatility in commodity prices. The contracts entered into are forward transactions providing the Company with a range of prices on the commodities sold. Outstanding hedge contracts and the associated unrealized, mark-to-market, gains or losses, at June 30, 2006 are:

                                     Daily                          Mark-to-
                                    Notional                         Market
        Commodity       Term         Volume      Prices Received  Gain (Loss)
        ---------       ----        --------     ---------------  -----------

        Natural gas
          Collar       Apr. 06 -                    $8.73/mcf -
                       Oct. 06      42,857 mcf     $12.87/mcf      $  16,255
          Collar       Nov. 06 -                    $8.58/mcf -
                       Mar. 07      19,048 mcf     $11.57/mcf          1,169
                                                                  -----------
                                                                      17,424
        Crude oil
          Collar       Jan. 06 -                 U.S.$55.00/bbl -
                       Dec. 06      3,000 bbls   U.S.$75.17/bbl       (2,345)
                                                                  -----------

        Unrealized risk management gain                            $  15,079
                                                                  -----------
                                                                  -----------

        At December 31, 2005, the unrealized hedge loss on outstanding commodity contracts was $3.2 million.

    b)  Foreign currency risk management

        The Company is exposed to fluctuations in the exchange rate between the Canadian dollar and U.S. dollar and when appropriate, enters into agreements to fix the exchange rate in order to manage the risk.

        At period end the Company had the following contract in place:

                                                        Average     Mark-to-
                                                       Exchange      Market
        Foreign Currency     Term     Notional Amount    Rate         Gain
        ----------------     ----     ---------------  ---------  -----------

        Currency forward   Jan. 06 -
                           Dec. 06    U.S.$165,000/day   1.1570    $   1,413
                                                                  -----------
        Unrealized risk
         management gain                                           $   1,413
                                                                  -----------
                                                                  -----------

    c)  Deferred risk management loss

        As at January 1, 2004, the Company recorded a liability and a deferred risk management loss of $10.9 million relating to then outstanding commodity hedges and the cross currency interest rate swap. The deferred loss is being amortized to earnings over the life of the contracts outstanding at the time of initial measurement. The remaining balance of $4.8 million at June 30, 2006 (December 31,
        2005 - $5.6 million) relates to the interest rate swap and will be charged to earnings in annual amounts of $1.6 million until eliminated in 2009.

    d)  Cross currency interest rate swap

        Concurrent with the closing of the 9.90% senior notes offering in
        2002, the Company entered into interest rate swap arrangements, expiring May 2009 that convert fixed rate U.S. dollar denominated interest obligations into floating rate Canadian dollar denominated interest obligations. On purchase of the 9.90% senior notes in
        November 2005 and May 16, 2006, the Company elected not to collapse the swap and incur the associated costs.

        At June 30, 2006, the Company valued the liability relating to future unrealized losses on the swap arrangements to be $19.7 million
        (December 31, 2005 - $14.8 million) on a mark-to-market basis. The current portion of this amount at June 30, 2006 is $5.4 million
        (December 31, 2005 - $4.6 million).

    e)  Risk management (gain) loss

        The following table summarizes (gains) and losses recognized during the period relating to the foregoing:

                                  Three months ended June 30,
                  -----------------------------------------------------------
                   Commodity     Foreign   Interest        2006       2005
                   Contracts    Currency   Rate Swap      Total      Total
                  ----------- ----------- ----------- ----------- -----------
    Unrealized
      Amortization
       of deferred
       loss        $       -   $       -   $     410   $     410   $     410
      Change in
       fair value        673      (1,715)      3,565       2,523     (10,195)
                  ----------- ----------- ----------- ----------- -----------
                         673      (1,715)      3,975       2,933      (9,785)
    Realized
      Cash
       settlements    (9,767)       (522)      1,733      (8,556)         44
                  ----------- ----------- ----------- ----------- -----------

    Total          $  (9,094)  $  (2,237)  $   5,708   $  (5,623)  $  (9,741)
                  ----------- ----------- ----------- ----------- -----------
                  ----------- ----------- ----------- ----------- -----------

                                  Six months ended June 30,
                  -----------------------------------------------------------
                   Commodity     Foreign   Interest        2006       2005
                   Contracts    Currency   Rate Swap      Total      Total
                  ----------- ----------- ----------- ----------- -----------
    Unrealized
      Amortization
       of deferred
       loss        $       -   $       -   $     821   $     821   $     821
      Change in
       fair value    (18,229)     (1,414)      4,901     (14,742)     (1,559)
                  ----------- ----------- ----------- ----------- -----------
                     (18,229)     (1,414)      5,722     (13,921)       (738)
    Realized
      Cash
       settlements   (11,753)       (545)      1,733     (10,565)     (1,402)
                  ----------- ----------- ----------- ----------- -----------

    Total          $ (29,982)  $  (1,959)  $   7,455   $ (24,486)  $  (2,140)
                  ----------- ----------- ----------- ----------- -----------
                  ----------- ----------- ----------- ----------- -----------

    12. Foreign exchange (gain) loss

    Amounts charged to foreign exchange (gain) loss during the period ended were as follows:

                                  Three months ended        Six months ended
                                        June 30,                June 30,
                              ----------------------- -----------------------
                                    2006        2005        2006        2005
                              ----------- ----------- ----------- -----------
    Foreign exchange on
     translation of
     U.S.$ debt               $  (23,660) $    2,640  $  (23,292) $    3,630
    Other foreign exchange          (406)          6        (409)          2
                              ----------- ----------- ----------- -----------

    Total                     $  (24,066) $    2,646  $  (23,701) $    3,632
                              ----------- ----------- ----------- -----------
                              ----------- ----------- ----------- -----------

    13. Subsequent Event

    Subsequent to June 30, 2006, in recognition of the shortage of qualified personnel that currently exists within the industry, the Company implemented an Employee Retention program for its existing employees, excluding officers and directors. Under the program and contingent upon various conditions present as at July 1, 2007, the Company may incur additional compensation costs to a maximum amount of $4.3 million. Any amounts payable under the program will be paid on July 1, 2007.

    14. Supplemental cash flow information

    Amounts actually paid during the period relating to interest expense and capital taxes are as follows:

                                  Three months ended        Six months ended
                                        June 30,                June 30,
                              ----------------------- -----------------------
                                    2006        2005        2006        2005
                              ----------- ----------- ----------- -----------

    Interest paid             $   18,177  $   12,319  $   19,848  $   14,708
    Current income taxes paid          -         851         180       1,401
                              ----------- ----------- ----------- -----------

                              $   18,177  $   13,170  $   20,028  $   16,109
                              ----------- ----------- ----------- -----------
                              ----------- ----------- ----------- -----------

    >>

    CONFERENCE CALL

    Compton will be conducting a conference call and audio webcast August 14,
2006 at 11:00 a.m. (MDT) or 1:00 pm. (EDT) to discuss the Company's 2006 second quarter financial and operating results. To participate in the conference call, please contact the Conference Operator at 10:50 a.m. (MDT), ten minutes prior to the call.

    <<
    Conference Operator Dial-in Number: Toll-Free 1-800-814-4862
                                   Local Toronto: 1-416-644-3426
    >>

    Audio webcast URL:
    http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID(equal sign)1552540

    The audio replay will be available two hours after the conclusion of the conference call and will be accessible until August 23, 2006. Callers may dial toll-free 1-877-289-8525 and enter access code 21196957 (followed by the pound key).
    Compton Petroleum Corporation is a Calgary-based public company actively engaged in the exploration, development, and production of natural gas, natural gas liquids, and crude oil in the Western Canada Sedimentary Basin.
Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT and on the New York Stock Exchange under the symbol CMZ.

    %SEDAR: 00003803E          %CIK: 0001043572

    /For further information: Compton Petroleum Corporation, E.G. Sapieha,
President & CEO, N.G. Knecht, VP Finance & CFO, or C.M. King, Manager,
Investor Relations, Telephone: (403) 237-9400, Fax (403) 237-9410, Website :
www.comptonpetroleum.com, Email: investorinfo(at)comptonpetroleum.com/
    (CMT. CMZ)

CO:  Compton Petroleum Corporation

CNW 02:00e 14-AUG-06